NEWS
ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND RECORD 2005 RESULTS
Successful execution of our Client First Initiative resulted in record earnings in 2005, despite Enron litigation reserve and hurricane related charges in the fourth quarter.
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our audited annual Consolidated Financial Statements and accompanying Management’s discussion & analysis along with the Annual Information Form and Supplementary financial information are available on our website at rbc.com/investorrelations.
2005 Highlights
•	Record net income of $3,387 million.

•	Diluted earnings per share (EPS) of $5.13.

•	Return on common equity (ROE) of 18.0%.

•	Results included the impact of reserves for Enron litigation and hurricanes Katrina, Rita and Wilma, recorded in the fourth quarter, detailed below.
From continuing operations compared to 2004:
•	Record net income of $3,437 million, up 14%, driven by strong revenue growth of 8%.

•	Diluted EPS from continuing operations of $5.21, up 14%.

•	ROE from continuing operations of 18.1%, up 130 basis points.

•	Non-interest expense (NIE) of $11,388 million, up 5%. Excluding the Enron litigation reserve NIE was flat [1] .

•	RBC Canadian Personal and Business segment net income up $285 million or 14% driven by revenue growth across all business lines.

•	RBC U.S. and International Personal and Business segment net income up $153 million or 63%, mainly reflecting solid revenue growth and cost management in our U.S. operations.

•	RBC Capital Markets segment net income down $76 million or 9%, largely reflecting the Enron litigation reserve.
Fourth quarter highlights
•	Net income of $522 million.

•	Diluted EPS of $.79.

•	ROE of 10.6%.

•	Fourth quarter 2005 results included:
•	Enron litigation reserve of $591 million ($326 million after-tax) or $.50 per share.

•	Hurricane related reserves of $203 million (before- and after-tax) or $.31 per share, for estimated net claims related to hurricanes Katrina, Rita and Wilma.
From continuing operations compared to the fourth quarter of 2004:
•	Net income of $543 million, down 21%.

•	Diluted EPS from continuing operations of $.82.

•	Revenue of $4,815 million, up 5%.

•	NIE of $3,329 million, up 22%. Excluding the Enron litigation reserve NIE was flat[1] .
TORONTO, November 30, 2005 — Royal Bank of Canada (RY on TSX & NYSE) today reported record net income of $3,387 million, for the year ended October 31, 2005, up 21% despite reserves for Enron litigation of $591 million ($326 million after-tax) and for estimated net claims related to hurricanes Katrina, Rita and Wilma of $203 million (before- and after-tax), both recorded in the fourth quarter of 2005. Diluted EPS were $5.13, up 21% over the prior year. Return on common equity was 18.0%, up 240 basis points. The increase largely reflected strong revenue growth across most of our businesses, which was supported by the strong North American economy and the low interest rate environment. Also contributing to this increase were prior year charges for business realignment, goodwill impairment related to RBC Mortgage Company and Rabobank settlement costs.
     Net income from continuing operations in 2005 was $3,437 million, up 14% from a year ago. Diluted EPS were $5.21, up $.64 or 14% over the prior year. ROE was 18.1% up 130 basis points from a year ago.
“We are pleased with the record results this year, the 35% total return to our common shareholders in 2005 and the strong performance in each of our business segments,” said Gordon M. Nixon, President & CEO of RBC Financial Group.

[1]	Non-interest expense and related ratios which exclude the Enron litigation reserve are non-GAAP measures. Refer to Key financial measures (non-GAAP) section for further discussion and reconciliation.

     Fourth quarter net income of $522 million, was up 2% from a year ago. Diluted EPS were $.79, up 1%. ROE of 10.6% was down 70 basis points. The current quarter results included reserves for Enron litigation of $591 million ($326 million after-tax), or $.50 per share, and for estimated net claims related to hurricanes Katrina, Rita and Wilma of $203 million (before- and after-tax), or $.31 per share. The results a year ago included business realignment charges of $192 million ($125 million after-tax) and a $130 million (before- and after-tax) goodwill impairment charge related to RBC Mortgage Company, which was classified as discontinued operations in 2005.
For continuing operations, net income for the fourth quarter was $543 million, down 21% from a year ago. Diluted EPS were $.82, down $.23 or 22%. ROE was 10.9% down 420 basis points from a year ago. The decrease largely reflects the reserves recorded in the quarter for the Enron litigation and for estimated net claims related to hurricanes Katrina, Rita and Wilma. The decrease was partially offset by strong loan, deposit and assets under administration growth across our banking and wealth management operations and lower business realignment charges.
CONSOLIDATED RESULTS
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions, except per share and percentage amounts)	2005	2005	2004	2005	2004

Continuing operations
Total revenue	$4,815	$4,938	$4,570	$19,215	$17,802
Non-interest expense	3,329	2,741	2,734	11,388	10,833
Provision for credit losses	103	128	97	455	346
Insurance policyholder benefits, claims and acquisition expense	740	681	589	2,625	2,124
Business realignment charges	40	1	177	45	177
Net income before income taxes	603	1,387	973	4,702	4,322
Net income from continuing operations	543	1,001	687	3,437	3,023
Net loss from discontinued operations	(21)	(22)	(173)	(50)	(220)
Net income	$522	$979	$514	$3,387	$2,803

Selected information
Earnings per share (EPS) — diluted	$.79	$1.48	$.78	$5.13	$4.23
Return on common equity (ROE) (1)	10.6%	20.0%	11.3%	18.0%	15.6%
Return on risk capital (RORC) (1)	17.3%	33.4%	17.6%	29.3%	24.6%
Common share price — close (as at quarter end)	$83.33	$77.40	$63.40	$83.33	$63.40
Selected information for continuing operations
Earnings per share (EPS) — diluted	$.82	$1.51	$1.05	$5.21	$4.57
Return on common equity (ROE) (1)	10.9%	20.2%	15.1%	18.1%	16.8%
Return on risk capital (RORC) (1)	18.1%	34.1%	23.6%	29.7%	26.5%
Net interest margin (2)	1.49%	1.45%	1.52%	1.52%	1.53%
Capital ratios(3)
Tier 1 capital ratio	9.6%	9.7%	8.9%	9.6%	8.9%
Total capital ratio	13.1%	13.4%	12.4%	13.1%	12.4%

Impact of specified items on consolidated results

	For the three months ended				For the twelve months ended
	October 31, 2005		October 31, 2004		October 31, 2005		October 31, 2004
(C$ millions)	Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax

Enron litigation reserve	$(591)	$(326)	$—	$—	$(591)	$(326)	$—	$—
Hurricane-related charges for Katrina,
Rita and Wilma(4)	(203)	(203)	—	—	(203)	(203)	—	—
General allowance reversal	—	—	25	16	—	—	175	113
Business realignment charges (5)	(42)	(27)	(192)	(125)	(58)	(37)	(192)	(125)
Goodwill impairment (6)	—	—	(130)	(130)	—	—	(130)	(130)
Rabobank settlement costs	—	—	—	—	—	—	n.a.	(74)

(1)	Average common equity and Return on common equity are calculated using month-end balances for the period. Average risk capital and Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion and reconciliation.

(2)	Net interest margin (NIM) is calculated as Net interest income, divided by Average assets. Average assets are calculated using month-end balances for the period.

(3)	Calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(4)	These charges represent estimated claims of $223 million less $20 million reserves recorded in the first three quarters of 2005.

(5)	For the three months ended October 31, 2005, $40 million ($26 million after-tax) related to continuing operations and $2 million ($1 million after-tax) related to discontinued operations. For the twelve months ended October 31, 2005, $45 million ($29 million after-tax) related to continuing operations and $13 million ($8 million after-tax) related to discontinued operations. For the twelve months ended October 31, 2004, $177 million ($116 million after-tax) related to continuing operations and $15 million ($9 million after-tax) related to discontinued operations.

(6)	Relates to RBC Mortgage Company, which was classified as discontinued operations in 2005.

n.a.	Not available

RESULTS FROM CONTINUING OPERATIONS
Q4 2005 vs. Q4 2004
Net income from continuing operations decreased by $144 million or 21% compared to the prior year largely due to the reserves related to Enron litigation of $591 million ($326 million after-tax) and for the estimated net claims for hurricanes Katrina, Rita and Wilma of $203 million (before- and after-tax). These charges were partially offset by solid revenue growth across most of our businesses and lower business realignment charges.
     Total revenue increased $245 million or 5% from a year ago reflecting solid growth across our lending, deposit and wealth management businesses due to our growth initiatives and favourable North American business conditions. These factors were partially offset by the negative impact of the strengthening of the Canadian dollar on the translation of U.S. dollar-denominated revenue. Non-interest expense increased $595 million or 22% from a year ago, largely reflecting the Enron litigation reserve of $591 million. Insurance policyholder benefits, claims and acquisition expense increased by $151 million or 26% over the prior year, mainly reflecting the reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma, which were partially offset by a net reduction in reserves of $74 million largely resulting from the combination of improved disability incidence experience, and the unfavourable impact of the decrease in long term interest rates and other factors.
Q4 2005 vs. Q3 2005
Net income from continuing operations decreased $458 million or 46% compared to the prior quarter largely reflecting the $591 million ($326 million after-tax) Enron litigation reserve and the $203 million (before- and after-tax) reserve related to estimated net claims for hurricanes Katrina, Rita and Wilma. Total revenue was down $123 million or 2%, largely in the RBC Capital Markets segment due to lower equity and fixed income trading results reflecting a challenging market, and the impact of the strengthening of the Canadian dollar on the translation of U.S. dollar-denominated revenue. Non-interest expense increased by $588 million or 21%, mainly reflecting the Enron litigation reserve recorded in the fourth quarter. Provision for credit losses decreased by $25 million compared to the prior quarter mainly reflecting higher recoveries and improved credit quality. Insurance policyholder benefits, claims and acquisition expense increased by $59 million or 9% compared to the prior quarter, mainly reflecting the current quarter impact of reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma. This increase was partially offset by a net reduction of $75 million in reserves largely resulting from the combination of improved disability incidence experience, and the unfavourable impact of the decrease in long term interest rates and other factors. The prior quarter largely reflected increases relating to reinsurance agreement renewals and higher investment gains on assets backing policyholder deposits.
2005 vs. 2004
Net income from continuing operations increased by $414 million or 14% from a year ago. The increase largely reflected strong revenue growth of 8% across our lending, deposit and wealth management businesses. The lower business realignment charges in the current year also contributed to this increase. These factors were partly offset by the reserves established in the fourth quarter of 2005 for Enron litigation and hurricanes Katrina, Rita, and Wilma and the $175 million ($113 million after-tax) reversal of the general allowance recorded in 2004.
RESULTS FROM DISCONTINUED OPERATIONS
The net loss for discontinued operations of $21 million in the fourth quarter of 2005 compared to a net loss of $173 million a year ago. The current quarter loss includes operations prior to the sale of certain assets of RBC Mortgage Company to Home123 Corporation on September 2, 2005, as well as charges related to the sale and wind-down of operations. The prior year loss included a goodwill impairment charge of $130 million (before- and after-tax), losses on the sale of mortgages and business realignment charges of $15 million ($9 million after-tax). The net loss for discontinued operations of $21 million in the fourth quarter of 2005 compared to a net loss of $22 million in the third quarter of this year. The full year 2005 net loss of $50 million compared to the loss of $220 million in 2004, which reflected the goodwill impairment charge.
SPECIFIED ITEMS
Enron Corp. (Enron) litigation
During the year we took action to reduce the uncertainty regarding on-going Enron related matters. We announced an agreement in the third quarter to settle our part of the MegaClaims bankruptcy lawsuit brought by Enron against us and a number of other financial institutions. We agreed to pay Enron $31 million (US$25 million), which was expensed in the third quarter. In addition, we agreed to pay Enron $29 million (US$24 million) for recognition of claims against the Enron bankruptcy estate and this was expensed in the fourth quarter. The agreement was approved by the U.S. federal bankruptcy court on November 29, 2005.
     In the fourth quarter, we established a litigation reserve of $591 million (US$500 million) or $326 million after-tax (US$276 million after-tax) for other Enron related matters, including a securities class action lawsuit brought on behalf of Enron securities holders in a federal court in Texas. The after-tax amount differs from that previously announced, as it reflects a lower estimated tax rate, which was determined as part of our year-end tax review process. In light of the uncertainties of the timing and outcome of this type of litigation, it is possible that the ultimate costs of these matters may differ from the reserve. We will continue to vigorously defend ourselves in these cases.

Hurricanes (Katrina, Rita and Wilma)
In September 2005, we announced an estimated charge of $152 million (US$130 million) before- and after-tax for estimated net claims from hurricanes Katrina and Rita. In light of additional net claims from hurricane Wilma, which occurred in October, and a further review of claims experience and industry assessments for hurricanes Katrina and Rita through year-end, the total net reserves established in the fourth quarter amounted to $203 million (US$173 million) before- and after-tax.
Business realignment
During 2005, we identified additional cost-reduction activities that were consistent with the objectives of the business realignment that we announced in 2004. The majority of these costs related to the elimination of 583 employee positions.
Specified items in 2004
In the fourth quarter of 2004, we realigned our organization and took a $192 million business realignment charge. In doing so, we eliminated a number of employee positions and commenced streamlining resources and initiated actions to close redundant premises. A goodwill impairment charge of $130 million was recorded relating to RBC Mortgage Company, which was classified as discontinued operations in 2005. A total of $175 million of the general allowance was reversed in 2004. We announced a $74 million after-tax settlement, net of a related reduction in compensation and tax expense, in conjunction with a dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank settlement costs).
CAPITAL RATIOS
The Tier 1 capital ratio was 9.6%, up 70 basis points from the prior year. As well, our Total capital ratio was 13.1% or 70 basis points higher than a year ago. The improvement in our capital ratios was due primarily to strong internal capital generation, the net issuance of capital instruments and active balance sheet management.
IMPACT OF U.S. vs. CANADIAN DOLLAR
Our U.S. dollar-denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The table depicts the effect of translating current period results at the historical periods’ exchange rate. We believe this provides the reader with the ability to assess underlying results on a more comparable basis.

			For the twelve
	For the three months ended		months ended
	Q4 2005 vs.		Q4 2005 vs.
(C$ millions, except per share amounts)	Q3 2005	Q4 2004	Q4 2004

Total revenue: (lower) higher	$(60)	$(90)	$(420)
Non-interest expense: lower (higher)	55	75	260
Net income from continuing operations: (lower) higher	15	5	(65)
Net income: (lower) higher	16	7	(61)

Diluted EPS — continuing operations (lower) higher	$.02	$.01	$(.10)
Diluted EPS: (lower) higher	$.02	$.01	$(.09)

PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
I am pleased with the significant progress we made in a number of areas in 2005 including the successful implementation of our Client First Initiative, which resulted in record earnings for the year despite sizeable reserves for the Enron litigation and for hurricanes Katrina, Rita and Wilma in the fourth quarter. Our business segments grew revenues by executing on their growth strategies and by helping our employees make it easier for current and new clients to do business with us. We also streamlined our operations to make us more cost-effective. Our efforts resulted in impressive operating leverage performance for the year. We also further enhanced our best-in-class risk management, capital management and human resource practices to contribute to shareholder returns.
Our RBC Canadian Personal and Business segment generated strong revenue growth and record earnings in 2005 despite higher reserves related to the recent hurricane season. I am particularly pleased that our RBC U.S. and International Personal and Business segment demonstrated solid revenue growth, good cost management and significant earnings improvement over 2004. And while the Enron litigation reserve disclosed earlier this quarter influenced the RBC Capital Markets segment’s performance, its earnings excluding this reserve would have risen significantly over the prior year.
Our shareholders benefited from a 31% increase in our common share price during 2005 and from three dividend increases since the fourth quarter of 2004, resulting in a total return to common shareholders of more than 35%. Over the past 10 years, we have delivered an annualized total return to common shareholders of 22%.

2005 performance versus objectives
The table below shows our 2005 performance compared to our objectives for the year.

	2005 Objectives(1)	2005 Performance	Comments
1. Valuation (vs. S&P/TSX Banks Index)

• Share price/book value	1st quartile	2nd quartile(2)

• Share price/earnings	1st quartile	2nd quartile(3)

• Share price growth	Above Index	Above Index

2. Diluted earnings per share growth	20%+	21.3%	Our diluted EPS growth excluding the Enron litigation reserve would have been 33.1%(4)

3. Return on common equity (ROE)	18-20%	18.0%	Our ROE excluding the Enron litigation reserve would have been 19.7%(4)

4. Revenue growth	6-8%	8%

5. Non-interest expense control	Less than 3%	5%	Non-interest expense excluding the Enron litigation reserve would have remained flat this year(4)

6. Portfolio quality(5)	.35-.45%	.21%(5)

7. Capital management

Capital ratios : Tier 1 capital	8-8.5%	9.6%
Total capital	11-12%	13.1%

8. Dividend payout ratio	40-50%	45%

(1)	Our 2005 objectives were established in late 2004 when U.S. GAAP was our primary GAAP for reporting purposes. Although we adopted Canadian GAAP as our primary GAAP effective the second quarter of 2005, we maintained these objectives since our performance under U.S. and Canadian GAAP does not differ materially. These objectives were based on an expected average Canadian dollar value of US$.80 in 2005.

(2)	Computed by us on October 31, 2005, based on book values at July 31, 2005.

(3)	Computed by us on October 31, 2005, based on analysts’ average diluted EPS estimates for 2006.

(4)	The Enron litigation reserve recorded in the fourth quarter was $591 million ($326 million after-tax). 2005 performance excluding the Enron litigation reserve is a non-GAAP measure. Refer to Key financial measures (non-GAAP) section for further discussion and reconciliation.

(5)	This ratio is based on specific provisions for credit losses to average loans and acceptances. A $52 million transfer of the specific allowance to the general allowance during the first quarter of 2005 decreased this ratio by .03%.
We met or exceeded most of our objectives in 2005. Diluted EPS growth was in excess of 20% and ROE of 18.0% was within our targeted range. Revenue growth of 8% reflected successful execution of a number of carefully planned initiatives in Canada, the United States and outside North America. While our non-interest expenses were up 5%, they were flat excluding the Enron litigation reserve. Strong risk management and a relatively benign credit environment resulted in good portfolio quality performance. In addition, we strengthened our capital position to remain comfortably above our objectives and to support our ratings, while achieving a dividend payout ratio of 45%, within our target range. Common share dividends in 2005 were 16% higher than the previous year, while those in the fourth quarter of 2005 were 23% higher than in the fourth quarter of 2004.
2006 Outlook and objectives
We believe we have set aggressive financial objectives for 2006, as shown below, on the expectation that the Canadian economy will remain strong while the U.S. economy may slow moderately in response to higher interest rates. We expect the pace of growth in retail lending to slow down next year given increases in interest rates, higher energy costs and the expected softening of the housing market and the resulting effect on the demand for durable goods. Business lending is expected to grow at a similar rate as in 2005 given continued investment in inventories.

2006 Objectives
1. Diluted earnings per share growth	20%+(1)
2. Return on common equity (ROE)	20%+
3. Revenue growth	6-8%
4. Operating leverage	> 3%(2)
5. Portfolio quality(3)	.40-.50%
6. Capital management: Tier 1 capital ratio	8%+
7. Dividend payout ratio	40-50%

(1)	Based on 2005 total reported diluted EPS of $5.13.

(2)	Operating leverage is the difference between revenue growth rate and non-interest expense growth rate. Our 2006 objective for operating leverage is based on 2005 non-interest expense excluding the Enron litigation reserve of $591 million recorded in Q4 2005.

(3)	Ratio of specific provisions for credit losses to average loans and acceptances.

We made changes to our ROE, expense control, portfolio quality and capital management objectives for 2006 compared to the objectives we had in place during 2005. We have raised the ROE objective to greater than 20% from 18-20% and replaced the expense control objective with an operating leverage objective as we believe it is more meaningful to look at an expense growth rate in relation to a revenue growth rate. We have also increased the portfolio quality (specific provision ratio) objective as we believe 2006 will present fewer recovery opportunities. In addition, we have set a floor for the Tier 1 capital ratio objective of 8%, and removed the Total capital ratio objective as investors and rating agencies consider the Tier 1 capital ratio the primary measure of capital strength. It is our objective to continue to consistently generate strong returns for our shareholders.
Medium-term objective
     We have narrowed our medium-term (defined as three to five years) objectives down to one goal — to consistently generate top quartile total shareholder returns in relation to our Canadian and U.S. peer group. Having two sets of financial objectives for the current year, and for the medium term, can cause confusion. Furthermore, the external environment is becoming increasingly dynamic and accordingly we are more comfortable providing one year rather than three to five year financial objectives. We expect to continue to provide financial objectives on an annual basis.

Medium-term Objective

Total shareholder return (1)	Top quartile (2)

(1)	Total shareholder return is calculated based on share price appreciation plus dividend income.

(2)	Versus seven large Canadian financial institutions (Manulife Financial Corporation, Bank of Nova Scotia, TD Bank Financial Group, BMO Financial Group, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and 13 top U.S. financial institutions (Bank of America, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Service Group, KeyCorp, Northern Corporation Trust).
RBC’s strategic goals
Our three enterprise goals are:
1.	To be the undisputed leader in financial services in Canada.

2.	To build on our strengths in banking, wealth management and capital markets in the United States.

3.	To be a premier provider of selected global financial services.
We performed well against these goals in 2005, increasing market shares in many key products in Canada, improving our positions and performance in key businesses in the United States, and growing in select global areas such as the Caribbean, Global Private Banking and international capital markets operations. We are committed to doing what is necessary to make further progress against these key goals in the future.
Conclusion
This has been an exciting and pivotal year for RBC Financial Group. In addition to realigning our organization, we have refined our corporate culture so we can better anticipate and respond to our clients’ needs more efficiently. I would like to acknowledge the tremendous contribution of all our employees during the year. We have a great team of people who are committed to finding better ways to serve our clients while adding value for shareholders and our communities. While providing exceptional shareholder returns this year, we feel privileged to have been ranked first in Corporate Social Responsibility and as the Most Respected Corporation in Canada this past year. We look forward to continuing this strong performance on all fronts and reporting our progress against our goals throughout 2006.
Gordon M. Nixon
President & Chief Executive Officer

BUSINESS SEGMENT RESULTS FROM CONTINUING OPERATIONS
RBC CANADIAN PERSONAL AND BUSINESS

	For the three months ended			For the twelve months ended
All amounts are for continuing operations only	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2005	2005	2004	2005	2004

Total revenue	$3,251	$3,266	$2,905	$12,550	$11,223
Non-interest expense	1,511	1,454	1,488	5,872	5,630
Provision for credit losses	138	143	114	542	410
Insurance policyholder benefits, claims and acquisition expense	740	681	589	2,625	2,124
Business realignment charges	6	—	63	7	63
Net income	$515	$688	$449	$2,337	$2,052

Revenue by business lines
Personal Banking	$904	$901	$778	$3,432	$3,117
Business and Commercial Banking	513	527	479	2,004	1,875
Cards and Payment Solutions	418	402	361	1,522	1,350
Wealth Management	618	550	497	2,290	2,011
Global Insurance	798	886	790	3,302	2,870
Key ratios
Return on equity (1)	23.3%	31.6%	21.0%	27.5%	24.8%
Return on risk capital (RORC) (1)	32.5%	45.4%	31.2%	39.6%	37.7%

(1)	Segment Return on equity and Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion and reconciliation.
In the fourth quarter, the RBC Canadian Personal and Business segment reorganized its previously reported Personal Lending, Personal Payments and Client Accounts and Business Markets lines of business into Personal Banking, Business and Commercial Banking and Cards and Payment Solutions. The other two lines of business, Wealth Management (previously named Investment Management) and Global Insurance were not impacted by this reorganization. Selected results for the fourth quarter and comparable periods are presented based on these new business lines.
Q4 2005 vs. Q4 2004
Net income was up $66 million or 15% from a year ago. The increase primarily reflected revenue growth across all our business lines, which was largely supported by a low interest rate environment, strong employment levels, increasing home equity values and higher consumer confidence in capital markets. These factors were mostly offset by the reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma.
     Total revenue increased by $346 million or 12% from a year ago largely reflecting higher lending and deposit volumes in Personal Banking and Business and Commercial Banking, as well as higher full service brokerage volumes and strong mutual fund sales in Wealth Management. Increases in Cards and Payment Solutions revenue reflected higher balances and increased purchase volumes.
     Non-interest expense increased only 2% despite the strong growth in revenue. The increase primarily reflected higher variable compensation due to strong operating performance and higher advertising and program costs in support of our business growth, which was largely offset by savings resulting from our cost management efforts.
     Provision for credit losses increased by $24 million compared to the prior year. This increase was commensurate with volume growth in consumer portfolios and was partially offset by lower impairments and higher recoveries in the business loan portfolio. Insurance policyholder benefits, claims and acquisition expense increased by $151 million or 26% over the prior year, largely reflecting the reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma of $203 million (before- and after-tax) partially offset by a net reduction in reserves of $74 million largely resulting from the combination of improved disability incidence experience, and the unfavourable impact of the decrease in long term interest rates and other factors.
Q4 2005 vs. Q3 2005
Compared to the third quarter, net income was down $173 million or 25% mostly due to the hurricane reserve charges recorded in the current period. Revenues were down $15 million largely due to the decrease in Global Insurance reflecting lower investment income on equities backing policyholder deposits and the reinsurance agreement renewals that occurred last period and not repeated this quarter. This was partially offset by higher revenue in Wealth Management reflecting increased transaction volumes and growth in client balances. Non-interest expense increased by 4% due to higher variable compensation reflecting strong performance in our wealth management business and higher advertising and program costs in support of our business growth. Insurance policyholder benefits, claims and acquisition expense increased by $59 million or 9% compared to the prior quarter, mainly reflecting the current quarter impact of reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma, partially offset by a net reduction of $75 million in reserves largely resulting from the combination of improved disability incidence, and the unfavourable impact of the decrease in long term interest rates and other factors. The prior quarter largely reflected increases relating to reinsurance agreement renewals and higher investment gains on assets backing policyholder deposits.

2005 vs. 2004
Net income for the year was up $285 million or 14% over the prior year reflecting strong revenue growth in all of our business lines, partially offset by higher Insurance policyholder benefits, claims and acquisition expense primarily due to higher business volumes in the disability insurance business, which has included UnumProvident since May 1, 2004, and the impact of reserves for estimated net claims related to hurricanes Katrina, Rita and Wilma. Higher non-interest expense reflected increased sales and service personnel in our distribution network, higher variable compensation due to strong business performance and higher benefit costs. The increase of $132 million in the provision for credit losses largely reflects a $78 million reversal of the general allowance that was recorded in the first quarter of 2004 and higher provisions commensurate with higher loan volumes.
Q4 2005 Business Highlights
•	In September, the RBC Canadian Personal and Business segment announced a realignment of its national customer and sales management structure designed to put senior leaders in closer contact with clients and employees. The new structure resulted in the creation of eight regional markets, each led by a regional president.

•	RBC Asset Management recorded sales of $1.3 billion in the fourth quarter of 2005, an increase of 135% over the same quarter last year. With $5.4 billion in net sales (including long-term sales of $6.1 billion), RBC Asset Management led the industry in mutual fund sales for the year ended October 31, 2005. RBC Asset Management also reached an important milestone in September by reaching a total market share of over 10%, the largest share of any stand-alone fund family in the Canadian mutual fund industry.

•	Canadian business owners ranked RBC first in the 2005 Business Market Intelligence Study conducted by Maritz Research Company. The study showed RBC ranked the highest of Canada’s big five banks in client loyalty. Up from fourth place in 2004, the improvement reflects our Client First focus and outstanding employees who serve the unique needs of each business and business owner.
RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS

				For the twelve
	For the three months ended			months ended
All amounts are for continuing operations only	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2005	2005	2004	2005	2004

Total revenue	$703	$717	$669	$2,823	$2,786
Non-interest expense	536	569	578	2,226	2,360
Provision for credit losses	4	18	19	51	80
Business realignment charges	(2)	—	23	(2)	23
Net income	$132	$81	$40	$395	$242

Revenue by business lines
Wealth Management	$426	$435	$410	$1,708	$1,694
Banking	277	282	259	1,115	1,092
Key ratios
Return on equity (1)	16.7%	9.5%	4.4%	12.0%	6.2%
Return on risk capital (RORC) (1)	27.8%	15.8%	7.5%	19.9%	10.4%

Impact of USD translation on selected items

			For the twelve
	For the three months ended		months ended
	Q4 2005 vs.		2005 vs.
(C$ millions)	Q3 2005	Q4 2004	2004

Total revenue: (lower) higher	$(30)	$(45)	$(195)
Wealth Management: (lower) higher	(18)	(28)	(118)
Banking: (lower) higher	(12)	(17)	(77)
Non-interest expense: lower (higher)	22	33	147
Net income: (lower) higher	(6)	(8)	(34)

(1)	Segment Return on equity and Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion and reconciliation.
Q4 2005 vs. Q4 2004
Net income increased $92 million or 230% from the prior year, reflecting very strong earnings growth in both Banking and Wealth Management despite an $8 million reduction over the prior period due to the stronger Canadian dollar. In addition, this quarter reflected the positive impact of a $15 million (before- and after-tax) accounting adjustment relating to amortization of intangible assets from prior acquisitions, while the prior period included business realignment charges of $23 million ($14 million after-tax).
     Revenue increased 5% (13% in U.S. dollars). Wealth Management revenues increased 4% (12% in U.S. dollars) reflecting higher investment management and other fees, as well as stronger net interest income driven by loan and deposit growth. Banking revenue increased 7% (16% in U.S. dollars) mainly due to strong loan and deposit growth.
     Non-interest expense declined 7% (but was flat in U.S. dollars), reflecting the $33 million positive impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated expenses, lower staff benefit costs and the $15 million accounting adjustment to amortization expense noted above. These items were partly offset by higher variable compensation on stronger business performance and higher professional fees related to business initiatives.
     Provision for credit losses decreased $15 million or 79% largely reflecting fewer new impaired loans and lower write-offs.
Q4 2005 vs. Q3 2005
Compared to the third quarter, net income was up $51 million or 63%. Revenues declined 2% (increased 3% in U.S. dollars), as the negative impact of the strengthening of the Canadian dollar relative to the U.S. dollar over the prior quarter, was partly offset by stronger fee-based income in Wealth Management. Non-interest expense declined 6% (1% in U.S. dollars), reflecting the positive impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated expenses and the $15 million accounting adjustment to amortization expense this quarter. Provision for credit loss decreased $14 million reflecting lower loss experience. Income taxes declined in spite of higher income due to the $13 million tax provision related to the disposition of our discontinued operations in the third quarter and certain favourable tax adjustments in the fourth quarter totalling $7 million.
2005 vs. 2004
For the year, net income increased $153 million or 63% from 2004, mainly reflecting strong earnings growth in both our Banking and Wealth Management operations despite a $34 million reduction due to the stronger Canadian dollar.
Q4 2005 Business Highlights
•	RBC Dain Rauscher named John Taft its new President and CEO, effective September 14, 2005. In addition, as part of repositioning RBC Centura’s Personal & Business Banking team for future growth, RBC Centura named four new regional presidents and 13 new regional managers, as well as a new director of Sales and Performance Management.

•	RBC Centura launched its Business Check Card, a business debit card that provides added convenience, payment flexibility, security and easy record keeping for our clients.
RBC CAPITAL MARKETS

				For the twelve
	For the three months ended			months ended
All amounts are for continuing operations only	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2005	2005	2004	2005	2004

Total revenue (teb) (1)	$927	$999	$967	$3,984	$3,875
Non-interest expense	1,247	696	662	3,257	2,831
Recovery of credit losses	(25)	(18)	(28)	(91)	(108)
Business realignment charges	1	—	27	1	27
Net income (loss)	$(67)	$249	$208	$725	$801

Revenue (teb) by business lines (1)
Global Markets	$464	$549	$547	$2,189	$2,216
Global Investment Banking and Equity Markets	239	246	222	975	939
Institutional & Investor Services	128	130	109	499	455
Other	96	74	89	321	265
Key ratios
Return on equity (2)	(6.5)%	24.1%	19.7%	17.4%	19.0%
Return on risk capital (RORC) (2)	(8.4)%	31.8%	26.3%	22.8%	25.6%

(1)	Total revenue (teb) is a non-GAAP financial measure. Refer to Key financial measures (non-GAAP) section for further discussion and reconciliation.

(2)	Segment Return on equity and Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion and reconciliation.
Q4 2005 vs. Q4 2004
Net income decreased $275 million or 132% from a year ago primarily due to the Enron litigation reserves of $591 million ($326 million after-tax), and weaker trading results due to challenging market conditions arising from reduced equity market volatility, a flat yield curve, and the impact of the hurricane season and the subsequent impact on financial markets. The impact of the strengthening Canadian dollar on the translation of the U.S. dollar- and British pound-denominated revenues also contributed to the decrease. These factors were partially offset by a lower effective tax rate resulting from increased earnings in lower tax jurisdictions and lower variable compensation.
     Revenue (teb) decreased $40 million or 4% from a year ago mainly reflecting lower trading results in equities and foreign exchange and commodities businesses, the impact of the strengthening of the Canadian dollar relative to the U.S. dollar and British pound, and reduced net interest income resulting from higher funding costs related to certain equity trading strategies. This was partially offset by a $33 million gain from the sale of an Enron—related claim and higher debt and equity origination activity. Global Markets revenue decreased $83 million or 15% primarily due to weaker trading results. Global Investment Banking and Equity Markets revenue increased 8% on higher investment banking syndications in the U.S. and equity financings primarily in Canada. Institutional & Investor Services revenue was up $19 million due to higher securities lending activity and improved foreign exchange volumes. Non-interest expense increased 88%, mainly reflecting the Enron litigation reserve of $591 million and of $29 million for recognition of claims against the Enron bankruptcy estate, partially offset by lower variable compensation.
     Recovery of credit losses of $25 million in the quarter reflected recoveries on previously impaired corporate loans and compared with recoveries of $28 million a year ago, which largely consisted of a $25 million reversal of the general allowance.

Q4 2005 vs. Q3 2005
Compared to the third quarter, net income was down $316 million or 127% primarily due to the Enron litigation reserve of $591 million ($326 million after-tax). Revenue was down $72 million or 7% mainly as a result of lower equity and fixed income trading due to challenging market conditions. Lower private equity gains and reduced equity origination activity in Canada resulting from the seasonal summer slowdown and uncertainty in the income trust sector also contributed to the decrease. This decrease was partially offset by a higher gain in the quarter of $19 million from the sale of an Enron-related claim, increased loan syndication in the U.S. and improved derivative and foreign exchange trading revenue, largely due to a negative foreign exchange inventory valuation adjustment in the prior quarter. Non-interest expense increased $551 million or 79%, mainly reflecting the Enron litigation reserve, which was partially offset by lower variable compensation and reduced legal expense.
2005 vs. 2004
In 2005, net income was down $76 million or 9% over 2004, primarily due to the Enron litigation reserve of $591 million ($326 million after-tax) and the effect of the stronger Canadian dollar on the translation of U.S. dollar- and British pound- denominated earnings. This decrease was partially offset by moderately higher revenues, lower compensation costs, a lower effective tax rate and the Rabobank settlement costs.
Q4 2005 Business Highlights
•	We served as co-lead manager and joint book runner for a secondary offering of 8.5 million common shares for Southwestern Energy Company, that was valued at US$600 million, the largest equity financing for any U.S. independent oil company this year.

•	During the fourth quarter, we advised on the three largest announced Canadian M&A transactions this year, the US$14.7 billion proposed acquisition of Falconbridge Limited by Inco Limited, the US$9.7 billion unsolicited bid for Placer Dome Inc. by Barrick Gold Corporation and the $6.9 billion pending acquisition of Terasen Inc. by Kinder Morgan, Inc.

•	Our performance in the U.S. municipal league tables continues to rise. We were ranked fifth in senior managed transactions by the end of September, up from eighth in the previous year.

•	We continued our strong track record in the debt markets with such roles as joint-book runner on JP Morgan Chase & Co.’s inaugural $850 million, five plus five year subordinated debt offering, lead manager on Province of Ontario’s inaugural Real Return Bond — $700 million due 2036 indexed to Canadian CPI, and lead-manager on HRPT Properties Trust’s US$250 million 10-year transaction.
CORPORATE SUPPORT

	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2005	2005	2004	2005	2004

Total revenue	$(33)	$(19)	$46	$(33)	$(27)
Non-interest expense	35	22	6	33	12
Recovery of credit losses	(14)	(15)	(8)	(47)	(36)
Business realignment charges	35	1	64	39	64
Net loss	$(37)	$(17)	$(10)	$(20)	$(72)

The reported results for this segment largely reflect consolidation adjustments and activities that are undertaken for the benefit of the organization and are not allocated to the business segments. Due to the nature of activities reported in this segment, we believe that a period over period trend analysis is not relevant. The following identifies the material items affecting the reported results in each period.
Q4 2005: The net loss of $37 million largely reflected business realignment charges of $35 million.
Q3 2005: The net loss of $17 million was primarily due to mark-to-market losses on derivatives relating to certain economic hedges, which were partially offset by interest refunds received on tax reassessments related to disputed tax items for the 1993 to 1998 tax periods.
Q4 2004: The net loss of $10 million was mainly due to $64 million in business realignment charges and a $26 million write-down of an investment in AOL Canada, which were partially offset by increases in the values of certain derivative positions.
2005: The net loss for the year was $20 million largely reflecting business realignment charges of $39 million, and mark-to-market losses on derivatives relating to certain economic hedges, which were partially offset by increased securitization activity and interest refunds relating to the resolution of disputed tax items for the 1993 to 1998 tax periods.
2004: The net loss of $72 million was mainly due to the $64 million business realignment charges, a $26 million write-down of an investment in AOL Canada, a $42 million charge for equity losses on investments, a $68 million charge for consolidation adjustments to eliminate inter-company items such as underwriting fees and $19 million of costs relating to a processing disruption partially offset by increases in the values of certain derivative positions.

Key Financial Measures (Non-GAAP)
The business segment return on equity and RORC measures, as well as certain items excluding the Enron litigation reserve and amounts reported on a tax equivalent basis, are viewed as useful measures by management for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors.
Return on equity (ROE) and Return on risk capital (RORC)
In 2005, management initiated the use of RORC at both the consolidated and business segment levels, to measure returns on capital required to support the risks related to ongoing operations. Our quarterly RORC is based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed equity). The following table provides a reconciliation of the RORC calculations.

	For the three months ended					For the three months ended
	October 31					July 31	October 31
	2005					2005	2004
	RBC	RBC U.S. and
	Canadian	International	RBC
	Personal and	Personal and	Capital	Corporate
(C$ millions, except percentage amounts) (1)(2)	Business	Business	Markets	Support	Total (2)	Total (2)	Total (2)

Net income (loss) from continuing operations	$515	$132	$(67)	$(37)	$543	$1,001	$687
Net loss from discontinued operations	—	—	—	—	(21)	(22)	(173)

Net income (loss)	$515	$132	$(67)	$(37)	$522	$979	$514
less: Preferred dividends (3)	(3)	(1)	(2)	(1)	(7)	(11)	(7)

Net income (loss) available to common shareholders	$512	$131	$(69)	$(38)	$515	$968	$507

Average equity	$8,700	$3,100	$4,150	$3,400	$19,350	$19,150	$17,900
less: Unattributed equity	—	—	—	2,900	2,900	2,700	1,200
less: Goodwill and intangible capital	2,450	1,250	950	—	4,650	4,950	5,250
Average risk capital (4)	$6,250	$1,850	$3,200	$500	$11,800	$11,500	$11,450

Return on equity (ROE)	23.3%	16.7%	(6.5)%	(4.4)%	10.6%	20.0%	11.3%
Return on risk capital (RORC)	32.5%	27.8%	(8.4)%	n.a.	17.3%	33.4%	17.6%

						For the twelve
	For the year ended					months ended
	October 31					October 31
	2005					2004
	RBC	RBC U.S. and
	Canadian	International	RBC
	Personal and	Personal and	Capital	Corporate
(C$ millions, except percentage amounts) (1)(2)	Business	Business	Markets	Support	Total (2)	Total (2)

Net income (loss) from continuing operations	$2,337	$395	$725	$(20)	$3,437	$3,023
Net loss from discontinued operations	—	—	—	—	(50)	(220)

Net income (loss)	$2,337	$395	$725	$(20)	$3,387	$2,803
less: Preferred dividends (3)	(18)	(6)	(9)	(5)	(38)	(31)

Net income (loss) available to common shareholders	$2,319	$389	$716	$(25)	$3,349	$2,772

Average equity	$8,450	$3,250	$4,100	$2,800	$18,600	$17,800
less: Unattributed equity	—	—	—	2,300	2,300	1,100
less: Goodwill and intangible capital	2,600	1,300	950	—	4,850	5,400
Average risk capital (4)	$5,850	$1,950	$3,150	$500	$11,450	$11,300

Return on equity (ROE)	27.5%	12.0%	17.4%	(.9%)	18.0%	15.6%
Return on risk capital (RORC)	39.6%	19.9%	22.8%	n.a.	29.3%	24.6%

(1)	For internal allocation and measurement purposes, total attributed equity is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as attributed equity as well as Economic Capital. The difference between total average common equity and average attributed equity is classified as unattributed and reported in the Corporate Support segment, for segment reporting purposes. The average risk capital, goodwill and intangible capital, average attributed common equity and average common equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Business segment return on equity and RORC are calculated on a continuing operations basis only. Total (consolidated) return on common equity and RORC include continuing and discontinued operations.

(3)	Preferred dividends include a net gain on redemption of preferred shares.

(4)	Average risk capital includes credit, market (trading and non-trading), insurance, operational, business and fixed assets risk capital.
n.a. Not available

Results excluding Enron litigation reserve
The following table provides a reconciliation of non-interest expense, income taxes, net income, and diluted EPS for continuing operations and consolidated results.

	For the three months ended			For the twelve months ended
	October 31, 2005			October 31, 2005
			Excluding			Excluding
		Enron	Enron		Enron	Enron
		litigation	litigation		litigation	litigation
(C$ millions, except per share amounts)	GAAP	reserve	reserve	GAAP	reserve	reserve

Continuing operations
Non-interest expense	$3,329	$591	$2,738	$11,388	$591	$10,797
Income taxes	90	265	355	1,278	265	1,543
Net income from continuing operations	$543	$326	$869	$3,437	$326	$3,763
Net income	$522	$326	$848	$3,387	$326	$3,713

Diluted earnings per share from continuing operations	$.82	$.50	$1.32	$5.21	$.50	$5.71
Diluted earnings per share	$.79	$.50	$1.29	$5.13	$.50	$5.63

Taxable equivalent basis
The following table provides a reconciliation of total revenue, net interest income and net income (loss) before income taxes on a taxable equivalent basis for the RBC Capital Markets segment.

	For the three months ended						For the twelve months ended
	October 31		July 31		October 31		October 31		October 31
	2005		2005		2004		2005		2004
(C$ millions)	GAAP	teb	GAAP	teb	GAAP	teb	GAAP	teb	GAAP	teb

Net interest income	$105	$105	$45	$45	$168	$168	$466	$466	$772	$772
Taxable equivalent basis (teb) adjustment	—	33	—	25	—	17	—	109	—	55

Net interest income	$105	$138	$45	$70	$168	$185	$466	$575	$772	$827
Non-interest income	789	789	929	929	782	782	3,409	3,409	3,048	3,048

Total revenue	$894	$927	$974	$999	$950	$967	$3,875	$3,984	$3,820	$3,875

Net income (loss) before income taxes	$(329)	$(329)	$296	$296	$289	$289	$708	$708	$1,070	$1,070
Taxable equivalent basis (teb) adjustment	—	33	—	25	—	17	—	109	—	55

Net income (loss) before income taxes	$(329)	$(296)	$296	$321	$289	$306	$708	$817	$1,070	$1,125

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this press release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast”, “objective” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to resources and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and success in anticipating and managing the foregoing risks.
     Additional information about these factors can be found under “Risk management” and “Additional risks that may affect future results” in our 2005 management‘s discussion and analysis.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Information contained in or otherwise accessible through the websites mentioned in this press release does not form a part of this press release. All references in this press release to websites are inactive textual references and are for your information only.

CONSOLIDATED BALANCE SHEETS (unaudited)

	October 31	July 31	October 31
(C$ millions)	2005	2005	2004(1)

Assets

Cash and due from banks	$5,001	$5,287	$3,711

Interest-bearing deposits with banks	5,237	6,476	6,267

Securities
Trading account	125,760	117,545	89,322
Investment account	34,060	37,462	38,923
Loan substitute	675	675	701

	160,495	155,682	128,946

Assets purchased under reverse repurchase agreements and securities borrowed	42,973	44,471	46,949

Loans
Residential mortgage	91,043	88,029	81,998
Personal	41,045	40,628	36,848
Credit cards	6,200	6,013	6,456
Business and government	53,626	52,381	47,258

	191,914	187,051	172,560
Allowance for loan losses	(1,498)	(1,569)	(1,644)

	190,416	185,482	170,916

Other
Customers’ liability under acceptances	7,074	7,005	6,184
Derivative-related amounts	38,834	38,677	38,897
Premises and equipment	1,708	1,722	1,738
Goodwill	4,203	4,278	4,280
Other intangibles	409	475	521
Assets of operations held for sale	263	1,625	2,457
Other assets	12,908	12,145	15,356

	65,399	65,927	69,433

	$469,521	$463,325	$426,222

Liabilities and shareholders’ equity

Deposits
Personal	$111,618	$112,370	$111,256
Business and government	160,593	156,970	133,823
Bank	34,649	35,157	25,880

	306,860	304,497	270,959

Other
Acceptances	7,074	7,005	6,184
Obligations related to securities sold short	32,391	34,202	25,005
Obligations related to assets sold under repurchase agreements and securities loaned	23,381	20,998	26,473
Derivative-related amounts	42,592	42,391	42,201
Insurance claims and policy benefit liabilities	7,117	6,914	6,488
Liabilities of operations held for sale	40	50	62
Other liabilities	18,408	15,680	20,172

	131,003	127,240	126,585

Subordinated debentures	8,167	8,839	8,116

Trust capital securities	1,400	1,392	2,300

Preferred share liabilities	300	300	300

Non-controlling interest in subsidiaries	1,944	815	58

Shareholders’ equity
Preferred shares	700	832	532
Common shares (shares issued — 646,750,772; 647,238,222; and 644,747,812)	7,170	7,126	6,988
Contributed surplus	265	254	169
Retained earnings	13,704	13,748	12,065
Treasury shares — preferred (shares held — 90,600; nil; and nil)	(2)	—	—
— common (shares held — 3,526,276; 3,518,691; and 4,862,782)	(216)	(215)	(294)
Net foreign currency translation adjustments	(1,774)	(1,503)	(1,556)

	19,847	20,242	17,904

	$469,521	$463,325	$426,222

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity and the identification of discontinued operations. Refer to Notes 1 and 10, respectively, in our 2005 Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Interest income
Loans	$2,859	$2,767	$2,415	$10,790	$9,535
Securities	1,271	1,084	989	4,583	3,572
Assets purchased under reverse repurchase agreements and securities borrowed	435	377	187	1,354	656
Deposits with banks	61	55	43	231	103

	4,626	4,283	3,634	16,958	13,866

Interest expense
Deposits	1,985	1,829	1,365	6,946	5,142
Other liabilities	775	683	554	2,800	1,897
Subordinated debentures	109	114	111	442	429

	2,869	2,626	2,030	10,188	7,468

Net interest income	1,757	1,657	1,604	6,770	6,398

Non-interest income
Insurance premiums, investment and fee income	798	886	790	3,270	2,870
Trading revenue	308	452	394	1,594	1,563
Investment management and custodial fees	340	313	265	1,255	1,126
Securities brokerage commissions	300	274	260	1,163	1,166
Service charges	306	289	276	1,153	1,089
Underwriting and other advisory fees	233	251	217	1,026	918
Mutual fund revenue	259	245	218	962	850
Card service revenue	152	158	155	579	555
Foreign exchange revenue, other than trading	118	109	74	407	331
Securitization revenue	83	65	54	285	200
Credit fees	48	46	50	187	198
Gain (loss) on sale of investment account securities	14	36	(31)	91	20
Other	99	157	244	473	518

Non-interest income	3,058	3,281	2,966	12,445	11,404

Total revenue	4,815	4,938	4,570	19,215	17,802

Provision for credit losses	103	128	97	455	346

Insurance policyholder benefits, claims and acquisition expense	740	681	589	2,625	2,124

Non-interest expense
Human resources	1,646	1,724	1,694	6,767	6,701
Equipment	245	247	241	960	906
Occupancy	190	188	205	749	765
Communications	174	155	182	632	672
Professional fees	170	132	144	529	474
Outsourced item processing	73	73	72	296	294
Amortization of other intangibles	(1)	16	16	50	69
Other	832	206	180	1,405	952

	3,329	2,741	2,734	11,388	10,833

Business realignment charges	40	1	177	45	177

Income from continuing operations before income taxes	603	1,387	973	4,702	4,322
Income taxes	90	392	282	1,278	1,287

Net income before non-controlling interest	513	995	691	3,424	3,035
Non-controlling interest in net income of subsidiaries	(30)	(6)	4	(13)	12

Net income from continuing operations	543	1,001	687	3,437	3,023
Net loss from discontinued operations	(21)	(22)	(173)	(50)	(220)

Net income	$522	$979	$514	$3,387	$2,803

Preferred dividends	(11)	(11)	(7)	(42)	(31)
Net gain on redemption of preferred shares	4	—	—	4	—

Net income available to common shareholders	$515	$968	$507	$3,349	$2,772

Average number of common shares (in thousands)	644,214	643,102	642,117	641,717	646,732
Basic earnings per share (in dollars)	$.80	$1.51	$.79	$5.22	$4.29
Basic earnings per share from continuing operations (in dollars)	$.83	$1.54	$1.06	$5.30	$4.63
Basic earnings per share from discontinued operations (in dollars)	$(.03)	$(.03)	$(.27)	$(.08)	$(.34)

Average number of diluted common shares (in thousands)	654,169	653,023	650,805	652,340	655,508
Diluted earnings per share (in dollars)	$.79	$1.48	$.78	$5.13	$4.23
Diluted earnings per share from continuing operations (in dollars)	$.82	$1.51	$1.05	$5.21	$4.57
Diluted earnings per share from discontinued operations (in dollars)	$(.03)	$(.03)	$(.27)	$(.08)	$(.34)
Dividends per share (in dollars)	$.64	$.61	$.52	$2.35	$2.02

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity and the identification of discontinued operations. Refer to Notes 1 and 10, respectively, in our 2005 Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Preferred shares
Balance at beginning of period	$832	$832	$532	$532	$532
Issued	—	—	—	300	—
Redeemed for cancellation	(132)	—	—	(132)	—

Balance at end of period	700	832	532	700	532

Common shares
Balance at beginning of period	7,126	7,091	7,023	6,988	7,018
Issued	65	35	17	214	127
Purchased for cancellation	(21)	—	(52)	(32)	(157)

Balance at end of period	7,170	7,126	6,988	7,170	6,988

Contributed surplus
Balance at beginning of period	254	242	167	169	85
Renounced stock appreciation rights	(4)	—	1	(6)	—
Stock-based compensation awards	14	13	14	26	56
Gain on redemption of preferred shares	7	—	—	7	—
Reclassified amounts	—	—	—	—	34
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	54	—
Other	(6)	(1)	(13)	15	(6)

Balance at end of period	265	254	169	265	169

Retained earnings
Balance at beginning of period	13,748	13,173	12,128	12,065	11,333
Net income	522	979	514	3,387	2,803
Preferred share dividends	(11)	(11)	(7)	(42)	(31)
Common share dividends	(414)	(393)	(333)	(1,512)	(1,303)
Premium paid on common shares purchased for cancellation	(141)	—	(237)	(194)	(735)
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts	—	—	—	—	(2)

Balance at end of period	13,704	13,748	12,065	13,704	12,065

Treasury shares — preferred
Balance at beginning of period	—	—	—	—	—
Net sales (purchases)	(2)	—	—	(2)	—

Balance at end of period	(2)	—	—	(2)	—

Treasury shares — common
Balance at beginning of period	(215)	(227)	(284)	(294)	—
Net sales (purchases)	(1)	12	(10)	132	10
Reclassified amounts	—	—	—	—	(304)
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	(54)	—

Balance at end of period	(216)	(215)	(294)	(216)	(294)

Net foreign currency translation adjustments
Balance at beginning of period	(1,503)	(1,305)	(842)	(1,556)	(893)
Unrealized foreign currency translation gain (loss)	(650)	(713)	(1,643)	(619)	(1,341)
Foreign currency gain (loss) from hedging activities	379	515	929	401	678

Balance at end of period	(1,774)	(1,503)	(1,556)	(1,774)	(1,556)

Shareholders’ equity at end of period	$19,847	$20,242	$17,904	$19,847	$17,904

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity and the identification of discontinued operations. Refer to Notes 1 and 10, respectively, in our 2005 Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Cash flows from operating activities
Net income from continuing operations	$543	$1,001	$687	$3,437	$3,023
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	103	128	97	455	346
Depreciation	103	104	102	414	387
Business realignment charges	39	—	177	36	177
Business realignment payments	(30)	(20)	—	(94)	—
Future income taxes	(283)	(51)	25	(482)	(52)
Amortization of other intangibles	(1)	16	16	50	69
Writedown of deferred issuance costs	—	—	—	—	25
Gain on sale of premises and equipment	(6)	(6)	(7)	(21)	(52)
Gain on loan securitizations	(29)	(17)	(14)	(103)	(34)
Loss on investment in certain associated companies	—	—	—	—	9
(Gain) loss on sale of investment account securities	(14)	(36)	31	(91)	(20)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	203	54	230	629	118
Net change in accrued interest receivable and payable	153	(71)	(5)	(5)	(120)
Current income taxes	48	336	239	(9)	(895)
Derivative-related assets	(157)	(2,262)	(8,670)	63	(3,281)
Derivative-related liabilities	201	1,162	9,356	391	4,426
Trading account securities	(8,215)	(15,737)	1,580	(36,438)	(1,965)
Net change in brokers and dealers receivable and payable	2,193	(1,181)	(2,018)	1,334	(539)
Other	(556)	1,053	(4,430)	810	6

Net cash from (used in) operating activities from continuing operations	(5,705)	(15,527)	(2,604)	(29,624)	1,628
Net cash from (used in) operating activities from discontinued operations	72	11	124	95	303

Net cash from (used in) operating activities	(5,633)	(15,516)	(2,480)	(29,529)	1,931

Cash flows from investing activities
Change in interest-bearing deposits with banks	1,239	567	(928)	1,030	(4,320)
Change in loans, net of loan securitizations	(7,909)	(8,690)	(1,751)	(27,667)	(15,287)
Proceeds from loan securitizations	2,292	636	747	5,606	3,532
Proceeds from sale of investment account securities	3,391	1,445	5,394	25,628	18,427
Proceeds from maturity of investment account securities	5,314	2,829	16,733	18,405	38,088
Purchases of investment account securities	(4,836)	(4,200)	(15,179)	(36,373)	(50,911)
Change in loan substitute securities	—	—	(400)	26	(376)
Net acquisitions of premises and equipment	(88)	(72)	(100)	(383)	(439)
Change in assets purchased under reverse repurchase agreements and securities borrowed	1,498	(890)	(1,065)	3,976	(5,767)
Net cash from (used in) acquisition of subsidiaries	—	—	—	—	438

Net cash from (used in) investing activities from continuing operations	1,201	(8,375)	3,451	(9,752)	(16,615)
Net cash from investing activities from discontinued operations	1,259	2	312	2,027	850

Net cash from (used in) investing activities	2,460	(8,373)	3,763	(7,725)	(15,765)

Cash flows from financing activities
Change in deposits	2,363	21,005	(6,533)	35,001	11,814
Issue of RBC Trust Capital Securities (RBC TruCS)	1,200	—	—	1,200	—
Issue of subordinated debentures	—	800	—	800	3,100
Repayment of subordinated debentures	(700)	(16)	(149)	(786)	(990)
Issue of preferred shares	—	—	—	300	—
Redemption of preferred shares for cancellation	(132)	—	—	(132)	—
Issuance costs	—	—	—	(3)	—
Issue of common shares	60	33	16	198	119
Purchase of common shares for cancellation	(162)	—	(289)	(226)	(892)
Net sales (purchases) of treasury shares	4	11	(10)	130	10
Dividends paid	(404)	(365)	(340)	(1,469)	(1,295)
Dividends/distributions paid by subsidiaries to non-controlling interests	(6)	(4)	(8)	(13)	(13)
Change in obligations related to assets sold under repurchase agreements and securities loaned	2,383	1,426	3,943	(3,092)	1,977
Change in obligations related to securities sold short	(1,811)	2,021	90	7,386	2,150
Change in short-term borrowings of subsidiaries	190	175	(472)	(628)	(1,305)

Net cash from (used in) financing activities from continuing operations	2,985	25,086	(3,752)	38,666	14,675

Net cash from (used in) financing activities	2,985	25,086	(3,752)	38,666	14,675

Effect of exchange rate changes on cash and due from banks	(98)	(46)	(19)	(122)	(17)

Net change in cash and due from banks	(286)	1,151	(2,488)	1,290	824
Cash and due from banks at beginning of period	5,287	4,136	6,199	3,711	2,887

Cash and due from banks at end of period	$5,001	$5,287	$3,711	$5,001	$3,711

Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,623	$2,673	$1,815	$10,109	$7,408
Amount of income taxes paid in period	$522	$324	$476	$1,932	$2,522

(1)	Comparative information has been restated as a result of amendments to the definitions of liabilities and equity and the identification of discontinued operations. Refer to Notes 1 and 10, respectively, in our 2005 Consolidated Financial Statements.

Access to quarterly and year-end results materials
Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our 2005 Consolidated Financial Statements including the Management’s Discussion and Analysis and the Annual Information Form on our website at rbc.com/investorrelations.
Quarterly and year-end conference call and webcast presentation
The conference call is scheduled for Wednesday, November 30, 2005 at 2:00 p.m. (EST). At that time, senior executives will comment on the results for the fourth quarter and respond to questions from analysts and institutional investors.
Interested parties can listen to our fourth quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/conference
via telephone at:
416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 1:50 and 1:55 p.m. (EST). A recording of the conference call can be accessed after 4:30 p.m. (EST) on November 30 until March 3, 2006, at 416-695-5800 or 1-800-408-3053, by entering passcode 3166504.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Nabanita Merchant, Senior Vice President, Investor Relations, nabanita.merchant@rbc.com, 416-955-7803
Dave Mun, Senior IR Professional, Investor Relations, dave.mun@rbc.com, 416-955-7808